UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(State or other jurisdiction of

incorporation or organization)

1-32575

(Commission

File Number)

Shell Centre, London, SE1 7NA, United Kingdom

(Address of principal executive offices) (Zip Code)

Sean Ashley, Company Secretary

Tel No: 0044-20-7934-1234

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01        Resource Extraction Issuer Disclosure and Report

Shell plc (the registrant) is relying on the alternative reporting provision of Item 2.01(c).

The attached Report on Payments to Governments provides a consolidated overview of the payments to governments made by Shell plc and its subsidiaries undertakings.

The Report on Payments to Governments for the year 2023 was submitted to the Financial Conduct Authority National Storage Mechanism and is available for inspection at data.fca.org.uk/#/nsm/nationalstoragemechanism. It is also available on the Shell website at: shell.com/payments.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01. Exhibits

The following exhibit is submitted as part of this report.

Exhibit 2.01 – Shell plc Report on Payments to Governments for the year 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Shell plc

(Registrant)

/s/ Sean Ashley	September 16, 2024
Name: Sean Ashley	(Date)
Title: Company Secretary

Exhibit 2.01

Basis for Preparation - Report on Payments to Governments for the year 2023

This Report provides a consolidated overview of the payments to governments made by Shell plc and its subsidiaries undertakings (hereinafter referred to as “Shell”) for the year 2023 as required under the UK’s Report on Payments to Governments Regulations 2014 (as amended in December 2015). These UK Regulations enact domestic rules in line with Directive 2013/34/EU (the EU Accounting Directive (2013)) and apply to large UK incorporated companies like Shell that are involved in the exploration, prospection, discovery, development and extraction of minerals, oil, natural gas deposits or other materials. This Report is also filed with the National Storage Mechanism (https://data.fca.org.uk/#/nsm/nationalstoragemechanism) intended to satisfy the requirements of the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority in the United Kingdom. This report is also published pursuant to article 5:25e of the Dutch FMSA (Wft) and is furnished with the US Securities and Exchange Commission (“SEC”) according to Section 13(q) under the US Securities Exchange Act of 1934

This Report is available for download from www.shell.com/payments.

Legislation

This Report is prepared in accordance with The Reports on Payments to Governments Regulations 2014 as enacted in the UK in December 2014 and as amended in December 2015.

Reporting entities

This Report includes payments to governments made by Shell plc and its subsidiaries undertakings (Shell). Payments made by entities where Shell has joint control do not form the scope of  this Report.

Activities

Payments made by Shell to governments arising from activities involving the exploration, prospection, discovery, development and extraction of minerals, oil and natural gas deposits or other materials (extractive activities) are disclosed in this Report. It excludes payments related to refining, natural gas liquefaction or gas-to-liquids activities. For a fully integrated project, which does not have an interim contractual cut-off point where a value can be attached or ascribed separately to the extractive activities and to other processing activities, payments to governments will not be artificially split but are disclosed in full.

Government

Government includes any national, regional, or local authority of a country, and includes a department, agency or entity that is a subsidiary of a government, including a national oil company.

Project

Payments are reported at project level except those payments that are not attributable to a specific project are reported at entity level. Project is defined as operational activities which are governed by a single contract, licence, lease, concession, or similar legal agreement, and form the basis for payment liabilities with a government. If such agreements are substantially interconnected, those agreements are to be treated as a single project.

“Substantially interconnected” means forming a set of operationally and geographically integrated contracts, licences, leases or concessions or related agreements with substantially similar terms that are signed with a government giving rise to payment liabilities. Such agreements can be governed by a single contract, joint venture, production sharing agreement, or other overarching legal agreement. Indicators of integration include, but are not limited to, geographic proximity, the use of shared infrastructure and common operational management.

Payment

The information is reported under the following payment types:

Production entitlements

These are the host government’s share of production in the reporting period derived from projects operated by Shell. This includes the government’s share as a sovereign entity or through its participation as an equity or interest holder in projects within its sovereign jurisdiction (home country). Production entitlements arising from activities or interests outside of its home country are excluded.

In certain contractual arrangements, typically a production sharing contract, a government through its participation interest may contribute funding of capital and operating expenditure to projects, from which it derives production entitlement to cover such funding (cost recovery). Such cost recovery production entitlement is included.

In situations where a government settles Shell’s income tax obligation on behalf of Shell by utilising its share of production entitlements (typically under a tax-paid concession), such amount will be deducted from the reported production entitlement.

Taxes

These are taxes paid by Shell on its income, profits or production (which include resource severance tax, and petroleum resource rent tax), including those settled by a government on behalf of Shell under a tax-paid concession. Payments are reported net of refunds. Consumption taxes, personal income taxes, sales taxes, property and environmental taxes are excluded.

Royalties

These are payments for the rights to extract oil and gas resources, typically at a set percentage of revenue less any deductions that may be taken.

Dividends

These are dividend payments other than dividends paid to a government as an ordinary shareholder of an entity unless paid in lieu of production entitlements or royalties. For the year ended December 31, 2023, there were no reportable dividend payments to a government.

Bonuses

These are payments for bonuses. These are usually paid upon signing an agreement or a contract, or when a commercial discovery is declared, or production has commenced, or production has reached a milestone.

2              Shell Report on Payments to Governments for the year 2023

License fees, rental fees, entry fees and other considerations for licenses and/or concessions

These are fees and other sums paid as consideration for acquiring a licence for gaining access to an area where extractive activities are performed. Administrative government fees that are not specifically related to the extractive sector, or to access to extractive resources, are excluded. Also excluded are payments made in return for services provided by a government.

Infrastructure improvements

These are payments which relate to the construction of infrastructure (road, bridge, or rail) not substantially dedicated for the use of extractive activities. Payments which are a social investment in nature, for example building of a school or hospital, are excluded.

Other

Operatorship

When Shell makes a payment directly to a government arising from a project, regardless of whether Shell is the operator, the full amount paid is disclosed even where Shell as the operator is proportionally reimbursed by its non-operating venture partners through a partner billing process (cash-call).

When a national oil company is the operator of a project to whom Shell makes a reportable payment, which is distinguishable in the cash-call, it is included in this Report.

Cash and in-kind payments

Payments are reported on cash basis. In-kind payments are converted to an equivalent cash value based on the most appropriate and relevant valuation method for each payment, which can be at cost or market value, or such value as stated in the contract. In-kind payments are reported in both volumes and the equivalent cash value.

Materiality Level

For each payment type, total payments below £86,000 to a government are excluded from this Report.

Exchange Rate

Payments made in currencies other than US Dollars are translated for this Report based on the foreign exchange rate at the relevant quarterly average rate.

3              Shell Report on Payments to Governments for the year 2023

Report on Payments to Governments [1]

Government Reports (in USD)
Countries:	Production Entitlements	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Europe
Germany	–	82,865,836	–	–	–	–	82,865,836
Italy	–	124,462,214	103,701,724	–	83,370,761	–	311,534,699
Norway	2,056,539,150	1,761,137,182	–	–	-2,015,300	–	3,815,661,032
United Kingdom	–	445,794,129	–	–	9,357,525	–	455,151,654
Asia
Brunei Darussalam	3,842,049	73,685,646	8,352,280	–	–	–	85,879,975
India	–	-14,990,868	–	–	–	–	-14,990,868
Kazakhstan	–	208,412,179	–	–	–	–	208,412,179
Malaysia	2,756,801,167	363,608,996	543,358,866	–	–	–	3,663,769,029
Middle East
Oman	503,863,549	3,587,243,932	–	–	800,000	–	4,091,907,481
Qatar	1,996,846,875	1,735,524,464	–	–	29,806,461	–	3,762,177,800
Oceania
Australia	–	1,399,536,784	505,563,062	–	13,937,901	255,455	1,919,293,202
Africa
Egypt	–	57,067,436	–	1,692,706	–	–	58,760,142
Mauritania	–	–	–	1,500,000	–	–	1,500,000
Nigeria	3,467,712,631	587,644,761	727,850,830	–	146,099,334	–	4,929,307,556
Somalia	–	–	–	–	915,000	–	915,000
Tanzania	–	–	–	–	207,273	–	207,273
Tunisia	–	9,184,700	5,168,442	–	–	–	14,353,142
North America
Canada	–	306,623,010	45,496,962	–	36,213,734	–	388,333,706
Mexico	–	–	–	–	63,635,480	–	63,635,480
United States	–	12,406,378	1,214,008,510	–	36,672,082	–	1,263,086,970
South America
Argentina	–	–	102,446,535	–	1,083,019	–	103,529,554
Bolivia	–	–	–	–	528,534	–	528,534
Brazil	195,531,788	528,769,030	1,200,661,424	25,354,087	1,809,352,157	–	3,759,668,486
Colombia	–	–	–	–	367,220	–	367,220
Suriname	–	–	–	18,600,000	–	–	18,600,000
Trinidad and Tobago	504,952,691	9,643,946	5,160,601	–	12,629,218	–	532,386,456
Total	11,486,089,900	11,278,619,755	4,461,769,236	47,146,793	2,242,960,399	255,455	29,516,841,538

[1]	This report is not corrected for rounding.

4              Shell Report on Payments to Governments for the year 2023

Germany

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
CITY OF DINSLAKEN	–	1,122,046	–	–	–	–	1,122,046
CITY OF WUERZBURG	–	112,029	–	–	–	–	112,029
CITY OF GELSENKIRCHEN	–	1,382,536	–	–	–	–	1,382,536
CITY OF WESSELING	–	11,294,830	–	–	–	–	11,294,830
CITY OF FLOERSHEIM	–	277,361	–	–	–	–	277,361
CITY OF LUDWIGSHAFEN	–	214,435	–	–	–	–	214,435
CITY OF COLOGNE	–	7,864,094	–	–	–	–	7,864,094
TAX AUTHORITY HAMBURG	–	60,598,505	–	–	–	–	60,598,505
Total	–	82,865,836	–	–	–	–	82,865,836

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payment:
DEUTSCHE SHELL HOLDING GmbH	–	82,865,836	–	–	–	–	82,865,836
Total	–	82,865,836	–	–	–	–	82,865,836

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

5              Shell Report on Payments to Governments for the year 2023

Italy

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
BASILICATA REGION (VDA)	–	–	58,510,327	–	–	–	58,510,327
CALVELLO MUNICIPALITY	–	–	1,273,528	–	–	–	1,273,528
GRUMENTO NOVA MUNICIPALITY	–	–	727,730	–	–	–	727,730
MARSICO NUOVO MUNICIPALITY	–	–	545,798	–	–	–	545,798
VIGGIANO MUNICIPALITY	–	–	5,048,629	–	2,893,788	–	7,942,417
TESSORERIA PROVINICIALE DELLO STATO	–	124,462,214	29,501,006	–	714,085	–	154,677,305
REGIONE BASILICATA	–	–	5,365,039	–	79,762,888	–	85,127,927
COMUNE DI GORGOGLIONE	–	–	315,440	–	–	–	315,440
COMUNE DI CORLETO PERTICARA	–	–	2,050,361	–	–	–	2,050,361
MARSICOVETERE MUNICIPALITY	–	–	181,933	–	–	–	181,933
MONTEMURRO MUNICIPALITY	–	–	181,933	–	–	–	181,933
Total	–	124,462,214	103,701,724	–	83,370,761	–	311,534,699

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
ITALY UPSTREAM ASSET	–	124,462,214	103,701,724	–	83,370,761	–	311,534,699
Total	–	124,462,214	103,701,724	–	83,370,761	–	311,534,699

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

6              Shell Report on Payments to Governments for the year 2023

Norway

Government Reports (in USD) [1]
	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
OLJEDIREKTORATET	–		–	–	–	-2,015,300	–	-2,015,300
PETORO AS	1,213,530,457	[A]	–	–	–	–	–	1,213,530,457
SKATTE OG AVGIFTSREGNSKAP	–		1,761,137,182	–	–	–	–	1,761,137,182
EQUINOR ASA	843,008,693	[B]	–	–	–	–	–	843,008,693
Total	2,056,539,150		1,761,137,182	–	–	- 2 015 300	–	3,815,661,032

Project Reports (in USD)
	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
ORMEN LANGE	2,056,539,150	[C]	–	–	–	-3,250,590	–	2,053,288,560
NORWAY EXPLORATION PROJECTS	—		–	–	–	1,011,830	–	1,011,830
Entity level payment:
A/S NORSKE SHELL	—		1,761,137,182	–	–	223,460	–	1,761,360,642
Total	2,056,539,150		1,761,137,182	–	–	- 2 015 300	–	3,815,661,032

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.
[A]	Includes payment in kind of $1,213,530,457 for 15,705 KBOE valuated at market price.
[B]	Includes payment in kind of $843,008,693 for 10,910 KBOE valuated at market price.
[C]	Includes payment in kind of $2,056,539,150 for 26,615 KBOE valuated at market price

7              Shell Report on Payments to Governments for the year 2023

United Kingdom

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
HM REVENUE AND CUSTOMS	–	445,794,129	–	–	–	–	445,794,129
NORTH SEA TRANSITION AUTHORITY	–	–	–	–	9,224,083	–	9,224,083
THE CROWN ESTATE SCOTLAND	–	–	–	–	133,442	–	133,442
Total	–	445,794,129	–	–	9,357,525	–	455,151,654

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
BRENT AND OTHER NORTHERN NORTH SEA PROJECTS	–	-43,370,657	–	–	501,950	–	-42,868,707
ONEGAS WEST	–	–	–	–	2,845,153	–	2,845,153
UK EXPLORATIONS PROJECTS	–	–	–	–	794,101	–	794,101
UK OFFSHORE OPERATED	–	–	–	–	1,142,139	–	1,142,139
UK OFFSHORE NON-OPERATED	–	–	–	–	231,747	–	231,747
WEST OF SHETLAND NON-OPERATED	–	–	–	–	381,619	–	381,619
Entity level payment:
SHELL U.K. LIMITED	–	489,164,786	–	–	3,460,816	–	492,625,602
Total	–	445,794,129	–	–	9,357,525	–	455,151,654

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

8              Shell Report on Payments to Governments for the year 2023

Brunei Darussalam

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
MINISTRY OF FINANCE AND ECONOMY	–	73,685,646	–	–	–	–	73,685,646
PETROLEUM AUTHORITY OF BRUNEI	3,842,049	–	8,352,280	–	–	–	12,194,329
Total	3,842,049	73,685,646	8,352,280	–	–	–	85,879,975

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payment:
SHELL DEEPWATER BORNEO LIMITED	–	55,794,941	–	–	–	–	55,794,941
SHELL EXPLORATION AND PRODUCTION BRUNEI BV	3,842,049	17,890,705	8,352,280	–	–	–	30,085,034
Total	3,842,049	73,685,646	8,352,280	–	–	–	85,879,975

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

9              Shell Report on Payments to Governments for the year 2023

India

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
INCOME TAX DEPARTMENT	–	-14,990,868	–	–	–	–	-14,990,868
Total	–	-14,990,868	–	–	–	–	-14,990,868

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payment:
BG EXPLORATION AND PRODUCTION INDIA LIMITED	–	-14,990,868	–	–	–	–	-14,990,868
Total	–	-14,990,868	–	–	–	–	-14,990,868

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

10              Shell Report on Payments to Governments for the year 2023

Kazakhstan

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
WEST KAZAKHSTAN TAX COMMITTEE	–	208,412,179	–	–	–	–	208,412,179
Total	–	208,412,179	–	–	–	–	208,412,179

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
KARACHAGANAK	–	208,412,179	–	–	–	–	208,412,179
Total	–	208,412,179	–	–	–	–	208,412,179

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

11              Shell Report on Payments to Governments for the year 2023

Malaysia

Government Reports (in USD) [1]
	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Governments:
PETROLIAM NASIONAL BERHAD	1,291,094,317	[A]	–	24,760,706		–	–	–	1,315,855,023
PETRONAS CARIGALI SDN BHD (KL)	1,030,571,625	[B]	–	–		–	–	–	1,030,571,625
MALAYSIA FEDERAL AND STATE GOVERNMENT	–		–	518,598,160	[C]	–	–	–	518,598,160
KETUA PENGARAH LHDNM	–		362,675,180	–		–	–	–	362,675,180
PETROLEUM SARAWAK EXPLORATION AND PRODUCTION SDN BHD	80,602,291	[D]	–	–		–	–	–	80,602,291
BRUNEI NATIONAL PETROLEUM COMPANY	354,532,934	[E]	–	–		–	–	–	354,532,934
PETRONAS CARIGALI SDN BHD (MIRI)	–		933,816	–		–	–	–	933,816
Total	2,756,801,167		363,608,996	543,358,866		–	–	–	3,663,769,029

Project Reports (in USD)
	Production Entitlement		Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Projects:
SABAH GAS - NOT OPERATED	–		28,616,146	1,412,148		–	–	–	30,028,294
SABAH INBOARD AND DEEPWATER OIL	1,807,106,962	[F]	233,145,621	354,365,330	[G]	–	–	–	2,394,617,913
SARAWAK OIL AND GAS	949,694,205	[H]	88,945,058	187,581,388	[I]	–	–	–	1,226,220,651
Entity level payment:
SABAH SHELL PETROLEUM COMPANY LIMITED	–		2,664,721	–		–	–	–	2,664,721
SARAWAK SHELL BERHAD	–		3,512,754	–		–	–	–	3,512,754
SHELL ENERGY ASIA LIMITED	–		2,438,862	–		–	–	–	2,438,862
SHELL OIL & GAS (MALAYSIA) LLC	–		608,917	–		–	–	–	608,917
SHELL SABAH SELATAN SDN. BHD.	–		3,676,917	–		–	–	–	3,676,917
Total	2,756,801,167		363,608,996	543,358,866		–	–	–	3,663,769,029

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.
[A]	Includes payment in kind of $241,287,179 for 11,653 KBOE valuated at fixed price and $1,051,600,094 for 11,619 KBOE valuated at market price.
[B]	Includes payment in kind of $332,028,595 for 16,160 KBOE valuated at fixed price and $698,543,029 for 7,825 KBOE valuated at market price.
[C]	Includes payment in kind of $119,689,443 for 5,754 KBOE valuated at fixed price and $398,908,717 for 4,431 KBOE valuated at market price.
[D]	Includes payment in kind of $67,478,994 for 3,110 KBOE valuated at fixed price and $ 13,123,297 for 182 KBOE valuated at market price.
[E]	Includes payment in kind of $354,532,934 for 3,852 KBOE valuated at market price.
[F]	Includes payment in kind of $1,807,106,961 for 19,489 KBOE valuated at market price.
[G]	Includes payment in kind of $349,431,732 for 3,796 KBOE valuated at market price.
[H]	Includes payment in kind of $640,794,767 for 30,923 KBOE valuated at fixed price and $310,692,393 for 3,988 KBOE valuated at market price.
[I]	Includes payment in kind of $ 119,689,443 for 5,754 KBOE valuated at fixed price and $ 49,476,985 for 635 KBOE valuated at market price.

12              Shell Report on Payments to Governments for the year 2023

Oman

Government Reports (in USD) [1]
	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
OMAN - MINISTRY OF FINANCE	–		3,587,243,932	–	–	800,000	–	3,588,043,932
MINISTRY OF ENERGY AND MINERALS	503,863,549	[A]	–	–	–	–	–	503,863,549
Total	503,863,549		3,587,243,932	–	–	800,000	–	4,091,907,481

Project Reports (in USD)
	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
BLOCK 6 CONCESSION	–		3,587,243,932	–	–	–	–	3,587,243,932
BLOCK 10 CONCESSION	503,863,549	[B]	–	–	–	150,000	–	504,013,549
BLOCK 11 CONCESSION	–		–	–	–	250,000	–	250,000
BLOCK 42 CONCESSION	–		–	–	–	150,000	–	150,000
BLOCK 55 CONCESSION	–		–	–	–	250,000	–	250,000
Total	503,863,549		3,587,243,932	–	–	800,000	–	4,091,907,481

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.
[A]	Includes payment in kind of $57,676,933 for 4,397 KBOE valuated at fixed price and $446,186,616 for 5,420 KBOE valuated at Govt. selling price.
[B]	Includes payment in kind of $57,676,933 for 4,397 KBOE valuated at fixed price and $446,186,616 for 5,420 KBOE valuated at Govt. selling price.

13              Shell Report on Payments to Governments for the year 2023

Qatar

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
QATAR ENERGY	1,996,846,875	1,735,524,464	–	–	29,806,461	–	3,762,177,800
Total	1,996,846,875	1,735,524,464	–	–	29,806,461	–	3,762,177,800

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
PEARL GTL	1,996,846,875	1,735,524,464	–	–	29,806,461	–	3,762,177,800
Total	1,996,846,875	1,735,524,464	–	–	29,806,461	–	3,762,177,800

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

14              Shell Report on Payments to Governments for the year 2023

Australia

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
AUSTRALIAN TAXATION OFFICE	–	1,399,536,784	–	–	–	–	1,399,536,784
BANANA SHIRE COUNCIL	–	–	–	–	197,604	–	197,604
DEPARTMENT OF INDUSTRY	–	–	161,424,179	–	107,018	–	161,531,197
DEPARTMENT OF ENVIRONMENT AND SCIENCE	–	–	–	–	1,154,172	–	1,154,172
WESTERN DOWNS REGIONAL COUNCIL	–	–	–	–	10,401,841	255,455	10,657,296
OFFICE OF STATE REVENUE	–	–	344,138,883	–	–	–	344,138,883
DEPARTMENT OF NATURAL RESOURCES AND MINES	–	–	–	–	552,059	–	552,059
RESOURCES SAFETY AND HEALTH	–	–	–	–	1,525,207	–	1,525,207
Total	–	1,399,536,784	505,563,062	–	13,937,901	255,455	1,919,293,202

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
NORTH WEST SHELF	–	–	161,424,179	–	–	–	161,424,179
QGC PROJECT	–	77,937,697	344,138,883	–	13,830,883	255,455	436,162,918
PRELUDE	–	–	–	–	107,018	–	107,018
Entity level payment:
SHELL AUSTRALIA PTY LTD	–	1,321,599,087	–	–	–	–	1,321,599,087
Total	–	1,399,536,784	505,563,062	–	13,937,901	255,455	1,919,293,202

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

15              Shell Report on Payments to Governments for the year 2023

Egypt

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
EGYPTIAN GENERAL PETROLEUM CORPORATION	–	57,067,436	–	1,250,646	–	–	58,318,082
GANOUB EL WADI PETROLEUM HOLDING	–	–	–	442,060	–	–	442,060
Total	–	57,067,436	–	1,692,706	–	–	58,760,142

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
EGYPT OFFSHORE EXPLORATION	–	–	–	442,060	–	–	442,060
Entity level payment:
BG DELTA LIMITED - EGYPT BRANCH	–	54,554,015	–	–	–	–	54,554,015
BG ROSETTA LIMITED	–	2,513,421	–	–	–	–	2,513,421
SHELL EGYPT N.V.	–	–	–	1,250,646	–	–	1,250,646
Total	–	57,067,436	–	1,692,706	–	–	58,760,142

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

16              Shell Report on Payments to Governments for the year 2023

Mauritania

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
MINISTRY OF PETROLEUM, ENERGY AND MINES	–	–	–	1,500,000	–	–	1,500,000
Total	–	–	–	1,500,000	–	–	1,500,000

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
DW MAURITANIA EXPLORATION	–	–	–	1,500,000	–	–	1,500,000
Total	–	–	–	1,500,000	–	–	1,500,000

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

17              Shell Report on Payments to Governments for the year 2023

Nigeria

Government Reports (in USD) [1]
	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Governments:
NIGER DELTA DEVELOPMENT COMMISSION	–		–		–		–	139,994,044	–	139,994,044
NIGERIAN NATIONAL PETROLEUM CORPORATION	3,467,712,631	[A]	–		–		–	–	–	3,467,712,631
NIGERIAN UPSTREAM PETROLEUM REGULATORY COMMISSION	–		–		727,850,830	[B]	–	1,732,350	–	729,583,180
FEDERAL INLAND REVENUE SERVICE	–		587,644,761	[C]	–		–	–	–	587,644,761
NATIONAL AGENCY FOR SCIENCE AND ENGINEERING INFRASTRUCTURE	–		–		–		–	4,287,050	–	4,287,050
NIGERIA POLICE TRUST FUND	–		–		–		–	85,890	–	85,890
Total	3,467,712,631		587,644,761		727,850,830		–	146,099,334	–	4,929,307,556

Project Reports (in USD)
	Production Entitlement		Taxes		Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Projects:
PSC 1993 (OPL212/OML118, OPL219/OML135)	752,858,858	[D]	279,780,569	[E]	453,852,738	[F]	–	30,450,830	–	1,516,942,995
PSC 1993 (OML133)	–		157,121,109	[G]	—		–	–	–	157,121,109
EAST ASSET	864,363,603	[H]	—		—		–	–	–	864,363,603
WEST ASSET	1,850,490,170	[I]	—		—		–	–	–	1,850,490,170
Entity level payment:
THE SHELL PETROLEUM DEVELOPMENT COMPANY OF NIGERIA LIMITED	–		150,743,083		273,998,092		–	115,648,504	–	540,389,679
Total	3,467,712,631		587,644,761		727,850,830		–	146,099,334	–	4,929,307,556

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.
[A]	Includes payment in kind of $3,467,712,631 for 66,284 KBOE valuated at market price.
[B]	Includes payment in kind of $453,852,738 for 5,323 KBOE valuated at market price.
[C]	Includes payment in kind of $436,901,678 for 5,114 KBOE valuated at market price.
[D]	Includes payment in kind of $752,858,858 for 8,857 KBOE valuated at market price.
[E]	Includes payment in kind of $279,780,569 for 3,267 KBOE valuated at market price.
[F]	Includes payment in kind of $453,852,738 for 5,323 KBOE valuated at market price.
[G]	Includes payment in kind of $157,121,109 for 1,847 KBOE valuated at market price.
[H]	Includes payment in kind of $864,363,603 for 35,379 KBOE valuated at market price.
[I]	Includes payment in kind of $1,850,490,170 for 22,047 KBOE valuated at market price.

18              Shell Report on Payments to Governments for the year 2023

Somalia

	Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
MINISTRY OF PETROLEUM AND MINERAL RESOURCES	–	–	–	–	915,000	–	915,000
Total	–	–	–	–	915,000	–	915,000

	Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
SOMALIA EXPLORATION	–	–	–	–	915,000	–	915,000
Total	–	–	–	–	915,000	–	915,000

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

19              Shell Report on Payments to Governments for the year 2023

Tanzania

	Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
PETROLEUM UPSTREAM REGULATORY AUTHORITY	–	–	–	–	207,273	–	207,273
Total	–	–	–	–	207,273	–	207,273

	Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
BLOCK 1 & 4	–	–	–	–	207,273	–	207,273
Total	–	–	–	–	207,273	–	207,273

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

20              Shell Report on Payments to Governments for the year 2023

Tunisia

	Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Governments:
ENTERPRISE TUNISIENNE D'ACTIVITES PETROLIERES	–	–	1,923,800	[A]	–	–	–	1,923,800
MONSIEUR LE RECEVEUR DES FINANCES DU LAC	–	9,184,700	3,244,642		–	–	–	12,429,342
Total	–	9,184,700	5,168,442		–	–	–	14,353,142

	Project Reports (in USD)
	Production Entitlement	Taxes	Royalties		Bonuses	Fees	Infrastructure Improvements	Total
Projects:
HASDRUBAL CONCESSION	–	9,184,700	5,168,442	[B]	–	–	–	14,353,142
Total	–	9,184,700	5,168,442		–	–	–	14,353,142

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.
[A]	Includes payment in kind of $1,923,800 for 36 KBOE valuated at market price.
[B]	Includes payment in kind of $1,923,800 for 36 KBOE valuated at market price.

21              Shell Report on Payments to Governments for the year 2023

Canada

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
GOVERNMENT OF ALBERTA	–	–	1,884,599	–	34,918,629	–	36,803,228
PROVINCIAL TREASURER OF ALBERTA	–	105,295,402	–	–	–	–	105,295,402
RECEIVER GENERAL FOR CANADA	–	201,327,608	-141,945	–	–	–	201,185,663
MINISTRY OF EMPLOYMENT AND INVESTMENT	–	–	–	–	600,076	–	600,076
MINISTER OF FINANCE (BC)	–	–	43,754,308	–	695,029	–	44,449,337
Total	–	306,623,010	45,496,962	–	36,213,734	–	388,333,706

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
ATHABASCA OIL SANDS	–	306,623,010	–	–	–	–	306,623,010
FOOTHILLS	–	–	–	–	118,371	–	118,371
GREATER DEEP BASIN	–	–	1,884,599	–	33,737,939	–	35,622,538
GROUNDBIRCH	–	–	43,754,308	–	1,295,105	–	45,049,413
SABLE DEEPWATER	–	–	-141,945	–	–	–	-141,945
Entity level payment:
SHELL CANADA ENERGY	–	–	–	–	1,062,319	–	1,062,319
Total	–	306,623,010	45,496,962	–	36,213,734	–	388,333,706

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

22              Shell Report on Payments to Governments for the year 2023

Mexico

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
FONDO MEXICANO DEL PETROLEO PARA LA ESTABILIZACION Y EL DESARROLLO	–	–	–	–	36,692,167	–	36,692,167
SERVICIO DE ADMINISTRACION	–	–	–	–	26,943,313	–	26,943,313
Total	–	–	–	–	63,635,480	–	63,635,480

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payment:
SHELL EXPLORACIÓN Y EXTRACCIÓN DE MÉXICO, S.A. DE C.V.	–	–	–	–	63,635,480	–	63,635,480
Total	–	–	–	–	63,635,480	–	63,635,480

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

23              Shell Report on Payments to Governments for the year 2023

United States

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
INTERNAL REVENUE SERVICE	–	13,500,000	–	–	–	–	13,500,000
STATE OF LOUISIANA	–	-1,093,622	–	–	–	–	-1,093,622
STATE OF ALASKA DEPT. OF NATURAL RESOURCES	–	–	–	–	243,408	–	243,408
OFFICE OF NATURAL RESOURCES REVENUE	–	–	1,214,008,510	–	36,428,674	–	1,250,437,184
Total	–	12,406,378	1,214,008,510	–	36,672,082	–	1,263,086,970

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
ALASKA EXPLORATION	–	–	–	–	243,408	–	243,408
GOM (WEST)	–	–	135,958,686	–	312,440	–	136,271,126
GOM (CENTRAL)	–	–	1,078,049,824	–	521,436	–	1,078,571,260
GOM EXPLORATION	–	–	–	–	35,594,798	–	35,594,798
Entity level payment:
SHELL PETROLEUM INC.	–	13,500,000	–	–	–	–	13,500,000
SHELL EXPLORATION & PRODUCTION COMPANY	–	-1,093,622	–	–	–	–	-1,093,622
Total	–	12,406,378	1,214,008,510	–	36,672,082	–	1,263,086,970

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

24              Shell Report on Payments to Governments for the year 2023

Argentina

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
PROVINCIA DE SALTA	–	–	3,590,412	–	–	–	3,590,412
PROVINCIA DEL NEUQUEN	–	–	98,856,123	–	1,083,019	–	99,939,142
Total	–	–	102,446,535	–	1,083,019	–	103,529,554

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
ACAMBUCO	–	–	3,590,412	–	–	–	3,590,412
ARGENTINA UNCONVENTIONAL PROJECTS	–	–	98,856,123	–	1,083,019	–	99,939,142
Total	–	–	102,446,535	–	1,083,019	–	103,529,554

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

25              Shell Report on Payments to Governments for the year 2023

Bolivia

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
NATIONAL OIL COMPANY OF BOLIVIA	–	–	–	–	528,534	–	528,534
Total	–	–	–	–	528,534	–	528,534

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
HUACARETA	–	–	–	–	528,534	–	528,534
Total	–	–	–	–	528,534	–	528,534

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

26              Shell Report on Payments to Governments for the year 2023

Brazil

Government Reports (in USD) [1]
	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
MINISTERIO DA FAZENDA	–		–	1,200,661,424	–	1,809,033,081	–	3,009,694,505
PRÉ-SAL PETRÓLEO SA	195,531,788	[A]	–	–	–	–	–	195,531,788
SECRETARIA DA RECEITA FEDERAL DO BRASIL	–		528,769,030	–	–	–	–	528,769,030
AGENCIA NACIONAL DO PETROLEO GAS NATURAL E BIOCOMBUSTIVEIS	–		–	–	25,354,087	319,076	–	25,673,163
Total	195,531,788		528,769,030	1,200,661,424	25,354,087	1,809,352,157	–	3,759,668,486

Project Reports (in USD)
	Production Entitlement		Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
BC-10	–		–	28,591,236	–	1,172,147	–	29,763,383
BIJUPIRA AND SALEMA	–		–	–	–	469,766	–	469,766
BM-S-9, BM-S-9A, BM-S-11, BM-S-11A AND ENTORNO DE SAPINHOA	27,416,425	[B]	–	998,565,014	–	1,803,888,142	–	2,829,869,581
BASIN EXPLORATION PROJECTS	–		–	–	25,354,087	2,518,517	–	27,872,604
LIBRA PSC	168,115,363	[C]	–	173,505,174	–	–	–	341,620,537
Entity level payment:
SHELL BRASIL PETROLEO LTDA	–		528,769,030	–	–	1,303,585	–	530,072,615
Total	195,531,788		528,769,030	1,200,661,424	25,354,087	1,809,352,157	–	3,759,668,486

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.
[A]	Includes payment in kind of $195,531,788 for 2,591 KBOE valuated at market price.
[B]	Includes payment in kind of $27,416,425 for 374 KBOE valuated at market price.
[C]	Includes payment in kind of $168,115,363 for 2217 KBOE valuated at market price.

27              Shell Report on Payments to Governments for the year 2023

Colombia

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
AGENCIA NACIONAL DE HIDROCARBUROS	–	–	–	–	367,220	–	367,220
Total	–	–	–	–	367,220	–	367,220

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payment:
SHELL EP OFFSHORE VENTURES LIMITED SUCURSAL COLOMBIA	–	–	–	–	367,220	–	367,220
Total	–	–	–	–	367,220	–	367,220

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

28              Shell Report on Payments to Governments for the year 2023

Suriname

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
STAATSOLIE MAATSCHAPPIJ	–	–	–	18,600,000	–	–	18,600,000
Total	–	–	–	18,600,000	–	–	18,600,000

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Entity level payment:
SURINAME EXPLORATION	–	–	–	18,600,000	–	–	18,600,000
Total	–	–	–	18,600,000	–	–	18,600,000

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

29              Shell Report on Payments to Governments for the year 2023

Trinidad and Tobago

Government Reports (in USD) [1]
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Governments:
BOARD OF INLAND REVENUE	–	9,643,946	–	–	–	–	9,643,946
MINISTRY OF ENERGY AND ENERGY AFFAIRS	504,952,691	–	5,160,601	–	12,629,218	–	522,742,510
Total	504,952,691	9,643,946	5,160,601	–	12,629,218	–	532,386,456

Project Reports (in USD)
	Production Entitlement	Taxes	Royalties	Bonuses	Fees	Infrastructure Improvements	Total
Projects:
CENTRAL BLOCK	–	9,643,946	5,160,601	–	882,085	–	15,686,632
NORTH COAST MARINE AREA 1 (NCMA1)	104,165,663	–	–	–	2,140,203	–	106,305,866
EAST COAST MARINE AREA	158,639,550	–	–	–	1,986,939	–	160,626,489
TT EXPLORATION	–	–	–	–	1,451,788	–	1,451,788
TT DEEPWATER ATLANTIC AREA	–	–	–	–	886,700	–	886,700
Entity level payment:
BG INTERNATIONAL LIMITED - TRINIDAD AND TOBAGO BRANCH	242,147,478	–	–	–	4,475,866	–	246,623,344
BG TRINIDAD AND TOBAGO LIMITED	–	–	–	–	805,637	–	805,637
Total	504,952,691	9,643,946	5,160,601	–	12,629,218	–	532,386,456

[1]	For the definitions of any terms used in this chart (e.g., activities and payment types), please refer to pages 1-3 of the Report.

30              Shell Report on Payments to Governments for the year 2023

Cautionary note

The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Report “Shell” and “Shell group” and “Group” are sometimes used for convenience where references are made to Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. “Subsidiaries“, “Shell subsidiaries”, and “Shell companies” as used in this Report refer to entities over which Shell plc either directly or indirectly has control. The term “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

31              Shell Report on Payments to Governments for the year 2023